Exhibit 99.1

Alexco Divests Subsidiary Environmental Business AEG

VANCOUVER, Feb. 18, 2020 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") today announced that it has entered into a Share Purchase Agreement (the "Agreement") for the sale of Alexco Environmental Group ("AEG"), to AEG's Executive Management ("AEG Management") led by Jim Harrington, AEG President. Under the terms of the Agreement, AEG Management purchased all of the shares of AEG in consideration for payment to Alexco of $13.35 million ("M"). On closing of the transaction, AEG Management paid $12.1 M in cash, with the balance of $1.25 M payable pursuant to a promissory note that matures on February 14, 2021.

Alexco's 100% owned AEG subsidiary was established as a private company (ALM Group Inc.) in 2004 and since its incorporation into Alexco, AEG has focused its business on all aspects of mine reclamation, including deployment of innovative remediation technologies. It was the combination of environmental and exploration/mining attributes at Alexco that led to the Company being chosen as the Preferred Purchaser of the assets and liabilities of the Keno Hill Silver District (the "District") from the Government of Canada ("Canada") in 2006. Since then the profitable environmental consulting practice has grown steadily and now employs 90 professionals in six offices across North America and is well established as a leader in environmental management, water treatment, remediation technologies, and facility operations. Alexco will retain ownership of Elsa Reclamation & Development Company ("ERDC") and will execute the clean-up of historical mines in the District under its existing contractual arrangement with Canada. As part of the sale of AEG, Alexco will also enter into a Master Services Agreement with AEG whereby AEG will continue to provide professional and technical expertise and support to Alexco and ERDC for work in the District.

Alexco's Chairman and Chief Executive Officer, Clynt Nauman, commented, "The sale of AEG to AEG Management, while retaining the benefits of the ERDC work at Keno Hill, is an important strategic step for Alexco, streamlining our business and allowing us to focus wholly on our mining and exploration endeavors. With AEG's 2019 projected revenue of more than $30 million, and a rapidly growing professional workforce, AEG has clearly outgrown its Alexco home. The transaction is accretive for our shareholders with a post divestiture stand-alone inception-to-date annualized return on invested capital of approximately 11%. I want to thank all the professional employees and especially Jim Harrington, who are the real architects of the success of the AEG business over the years, and I look forward to continuing work with them in the future."

The Agreement is considered a "related party transaction" under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") because one of the principals of the purchaser is an officer of Alexco and a portion of the financing for the purchaser is being provided by a company who has a director in common with Alexco. Pursuant to Section 5.5(a) and 5.7(1)(a) of MI 61-101, the Company is exempt from obtaining a formal valuation and approval of the Company's minority shareholders because the fair market value of the consideration payable to Alexco is less than 25% of the Company's market capitalization for purposes of MI 61-101.

Alexco formed a special committee of independent directors who supervised the negotiation of the definitive agreements, investigated alternatives to the transaction and provided a recommendation to the board of directors to approve the transaction. The special committee unanimously recommended approval of the transaction, which was then approved by the board. The Company will file a material change report in respect of the Agreement. However, the material change report will be filed less than 21 days prior to the completion of the Agreement, which is consistent with market practice and the Company deems reasonable in the circumstances.

Filing of Amended Technical Report

The Company has also filed the independent technical report dated May 8, 2019 with an effective date of March 28, 2019, as amended February 13, 2020, prepared by Mining Plus Canada titled "NI 43-101 Technical Report, Prefeasibility Study of the Keno Hill Silver District Project, Yukon Territory, Canada" (the "PFS") in order to update certain disclosure issues in the text. These changes have not affected any of the numbers contained in the original PFS, nor were there any changes to the mineral reserves or mineral resource categories previously reported.

The PFS can be found under Alexco's profile on SEDAR at www.sedar.com and may also be obtained by request to the Corporate Secretary of Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Telephone (604) 633-4888.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing a development plan for the District. In 2019, the Company published a positive pre-feasibility study that estimates production of 1.12 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits. Alexco is in the final phase of the permitting process and is currently advancing key surface infrastructure while it awaits the final permit to make a positive construction decision.

www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco.  Forward-looking statements include, but are not limited to, statements with respect to payment to Alexco of future consideration for the sale, future mine construction and development activities. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, those matters identified in is continuous disclosure filings. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2020/18/c7665.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer, Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: kcordero@alexcoresource.com

CO: Alexco Resource Corp.

CNW 08:00e 18-FEB-20